Exhibit 12

Xerox Corporation

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends were tax deductible and, as such, were equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there were no dividends beyond such date. Series C mandatory convertible preferred stock was redeemed and converted to common stock as of July 3, 2006 and, as such, there were no dividends beyond such date.

	Year Ended December 31,
(in millions)	2007	2006	2005	2004	2003
Fixed charges:
Interest expense	$579	$544	$557	$708	$884
Capitalized interest	8	—	—	—	—
Portion of rental expense which represents interest factor	95	90	74	105	77

Total Fixed charges	$682	$634	$631	$813	$961

Earnings available for fixed charges:
Earnings	$1,535	$922	$928	$1,116	$494
Adjusted for: Undistributed equity in income of affiliated companies	(60)	(70)	(54)	(89)	(37)
Add: Fixed charges	682	634	631	813	961
Less: Capitalized interest	(8)	—	—	—	—

Total Earnings available for fixed charges	$2,149	$1,486	$1,505	$1,840	$1,418

Ratio of earnings to fixed charges	3.15	2.34	2.39	2.26	1.48

Xerox Corporation

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(in millions)	2007	2006	2005	2004	2003
Fixed charges:
Interest expense	$579	$544	$557	$708	$884
Capitalized interest	8	—	—	—	—
Portion of rental expense which represents interest factor	95	90	74	105	77

Total Fixed charges before preferred stock dividends pre-tax income requirements	682	634	631	813	961
Preferred stock dividends pre-tax income requirements	—	48	94	110	90

Total Combined fixed charges and preferred stock dividends	$682	$682	$725	$923	$1,051

Earnings available for fixed charges:
Earnings	$1,535	$922	$928	$1,116	$494
Adjusted for: Undistributed equity in income of affiliated companies	(60)	(70)	(54)	(89)	(37)
Add: Fixed charges before preferred stock dividends	682	634	631	813	961
Less: Capitalized interest	(8)	—	—	—	—

Total Earnings available for fixed charges and preferred stock dividends	$2,149	$1,486	$1,505	$1,840	$1,418

Ratio of earnings to combined fixed charges and preferred stock dividends	3.15	2.18	2.08	1.99	1.35

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